THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealers in securities, bank manager, solicitor, professional accountant or other professional advisers.

If you have sold or transferred all your shares of China Southern Airlines Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agents through whom the sale was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 1055)

VERY SUBSTANTIAL
ACQUISITION OF AIRCRAFT
AND
SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

A supplemental notice setting out the additional resolution to be resolved at the AGM to be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC at 2:30 p.m. on Thursday, 26 June 2014 is set out on pages 46 to 47 of this circular. Whether or not you intend to be present at the AGM, you are requested to complete the accompanying supplementary form of proxy in accordance with the instructions printed thereon and return the same to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Ltd. at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong (in case of holders of H shares) or the registered office of the Company at 278 Ji Chang Road Guangzhou, PRC 510405 (in case of holders of A shares), no later than 24 hours before the time fixed for holding the AGM or any adjournment thereof. Completion and delivery of the supplementary form of proxy will not prevent you from attending, and voting at, the AGM or any adjournment thereof if you so wish.

23 May 2014

– i –

DEFINITIONS

In this circular, unless the context requires otherwise, the following expressions have the following meanings:

“Acquisition”	the acquisition of the Airbus Aircraft under the Airbus Aircraft Acquisition Agreement

“AGM”	the forthcoming annual general meeting of the Company to be convened and held for the purpose of, among other things, approving the Acquisition

“Airbus Aircraft”	30 Airbus A320 series aircraft and 50 A320 NEO series aircraft, the subject matter of the Airbus Aircraft Acquisition Agreement

“Airbus Aircraft Acquisition Agreement”	the aircraft acquisition agreement entered into between Airbus S.A.S. and the Company on 16 May 2014, pursuant to which the Company agreed to acquire and Airbus S.A.S. agreed to sell the Airbus Aircraft

“Aircraft Disposal Agreement”	the aircraft disposal agreement entered into between the Company and Airbus S.A.S. on 16 May 2014, pursuant to which Airbus S.A.S. agreed to acquire and the Company agreed to sell six ERJ145 aircraft and certain aircraft spare parts and spare engines

“Articles of Association”	the articles of association of the Company

“available tonne kilometers” or “ATKs”	the tonnes of capacity available for the transportation of revenue load (passengers and/or cargo) multiplied by the kilometers flown

“Board”	the board of Directors

“China” or “PRC”	the People’s Republic of China and, for the purpose of this circular, excludes Hong Kong, Macau and Taiwan

“Company”	China Southern Airlines Company Limited, a company incorporated under the laws of the PRC, whose H Shares, A Shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, respectively

“CSAHC”	China Southern Air Holding Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“Director(s)”	the director(s) of the Company

DEFINITIONS

“Group”	the Company and its subsidiaries (as defined under the Listing Rules)

“Hong Kong”	The Hong Kong Special Administrative Region of the PRC

“Latest Practicable Date”	20 May 2014, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“RMB”	Renminbi, the lawful currency of the PRC

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Share(s)”	share of RMB1.00 each in the capital of the Company

“Shareholder(s)”	the holders of the Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supervisor(s)”	supervisor(s) of the Company

“US dollars” or “US$”	United States dollars, the lawful currency of the United States of America

LETTER FROM THE BOARD

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 1055)

Directors:	Registered address:
278 Ji Chang Road
Non-Executive Directors:	Guangzhou
Si Xian Min (Chairman of the Board of Directors)	PRC 510405
Wang Quan Hua
Yuan Xin An
Yang Li Hua

Executive Directors:
Tan Wan Geng
Zhang Zi Fang
Xu Jie Bo
Li Shao Bin

Independent Non-Executive Directors:
Wei Jin Cai
Ning Xiang Dong
Liu Chang Le
Tan Jin Song

Supervisors:
Pan Fu (Chairman of the Supervisory Committee)
Li Jia Shi
Zhang Wei
Yang Yi Hua
Wu De Ming

23 May 2014

To the Shareholders

Dear Sir or Madam,

VERY SUBSTANTIAL
ACQUISITION OF AIRCRAFT
AND
SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

1.	INTRODUCTION

Reference is made to the announcement of the Company dated 16 May 2014. The purpose of this circular is to provide you with, among other things, further details of the Acquisition.

LETTER FROM THE BOARD

2.	AIRBUS AIRCRAFT ACQUISITION AGREEMENT

Date

16 May 2014

Parties

(i)	The Company, as the purchaser. The principal business activity of the Company is that of civil aviation.

(ii)	The Airbus S.A.S., a company incorporated in Toulouse, as the vendor. The principal business activity of Airbus S.A.S. is that of aircraft manufacturing. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, each of Airbus S.A.S. and its ultimate beneficial owner is a third party independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and is not a connected person of the Company.

Aircraft to be acquired

30 Airbus A320 series aircraft and 50 A320 NEO series aircraft

Consideration

According to the information provided by Airbus S.A.S., the catalogue price of one Airbus A320 series aircraft is priced differently in the range of US$85.8 million and US$110.1 million and one A320NEO series aircraft is priced differently in the range of US$94.4 million to US$120.5 million. Such catalogue prices includes price for airframe and engines.

The Airbus Aircraft Acquisition Agreement was negotiated and entered into with customary business and industry practice. The aggregate actual consideration for the Airbus Aircraft, which is payable in cash, and determined after an arm’s length negotiation between the parties, is significantly lower than the catalogue price as provided by Airbus S.A.S. because of the substantial price concessions granted by Airbus S.A.S. in relation to the Airbus Aircraft. The Board (including the independent non-executive Directors) is of the view that there is no material impact of the price concessions obtained in the Acquisition on the operating costs of the Group.

In respect of the Acquisition, the Airbus Aircraft Acquisition Agreement contains confidentiality provisions restricting, among other things, disclosure of the consideration of the Acquisition. In addition, consistent with the customary practice of the local aviation industry, the consideration for the acquisition of the Airbus Aircraft is not customarily disclosed to the public. The Company has on separate occasions sought the consents of Airbus S.A.S. to the Company’s disclosure of certain information as required under Chapter 14 of the Listing Rules (including the relevant actual consideration involved) in the relevant announcements and circulars. Nonetheless, Airbus S.A.S. rejected the Company’s request in this respect, and insisted preservation of the confidentiality carried with such information to the extent possible. Disclosure of the actual consideration will result in the loss of the significant price concessions and hence a significant negative impact on the Group’s cost for the Acquisition and will therefore not be in the interest of the Company and its Shareholders as a whole. The Company has made an application to the Stock Exchange for a waiver from strict compliance with Rule 14.58(4), Rule 14.66(10) of and Appendix 1B paragraph 43(2)(b) to the Listing Rules in respect of the disclosure of the actual consideration for the Airbus Aircraft.

LETTER FROM THE BOARD

The Board is of the view that the extent of the price concessions granted to the Company in the Acquisition is comparable with the price concessions that the Group had obtained in the past. The Company also believes that there is no material difference between the effect of the price concessions obtained in the Acquisition and each of the previous purchase on the Group’s operating costs taken as a whole.

Payment and delivery terms

The aggregate consideration for the Acquisition is payable in United States dollars. The consideration will be partly payable by cash and partly by financing arrangements with banking institutions. The Airbus Aircraft will be delivered in stages to the Company during the period commencing from 2016 to 2020 and the consideration for each of the relevant Airbus Aircraft will be paid according to its respective delivery schedule.

Source of funding

The Acquisition will be funded partly by internal resources of the Company and partly through commercial loans by commercial banks. Such commercial banks are not and will not be connected persons (as defined in the Listing Rules) of the Company. As of the Latest Practicable Date, the Company had not entered into any agreement with any of these commercial banks for financing the Acquisition. The Company will follow the necessary legal procedures and will make the necessary disclosure in accordance with the Articles of Association and comply with the applicable Listing Rules when the Company enters into any agreement with any commercial bank for financing the Acquisition.

Reasons for the Acquisition

The Directors (including the independent non-executive Directors) consider that the Acquisition are consistent with the strategic target and the aircraft fleet structure plan of the Company; and the Acquisition will facilitate the strategic change and the internationalization of the Company, the optimization of the Company’s fleet structures, thus maximizing the operational efficiency and enhancing the competitiveness of the Company. The Airbus Aircraft will increase the ATKs of the Group by 12.1% when compared to the ATKs of the Group as at 31 December 2013, without taking into account the adjustment to be made by the Company according to market conditions and age of the aircraft fleet.

LETTER FROM THE BOARD

The Directors (including the independent non-executive Directors) consider that the Acquisition is in the ordinary and usual course of business of the Group, the terms of the Airbus Aircraft Acquisition Agreement are fair and reasonable, are on normal commercial terms and in the interests of the Company and its Shareholders as a whole.

Conditions Precedent

The Acquisition is subject to the following:

(i)	the approval of the relevant government authorities in the PRC; and

(ii)	the Shareholders’ approval,

pursuant to the Listing Rules, the Articles of Association and the relevant rules and regulations of the Shanghai Stock Exchange.

None of the Shareholders is required to abstain from voting in respect of the proposed resolution to approve the Acquisition.

It is expected that the completion of the Acquisition will take place in or around 2020.

IMPLICATIONS UNDER THE LISTING RULES

As the relevant applicable percentage ratios for the Acquisition with regards to the consideration test under Rule 14.07 of the Listing Rules is above 100%, the Acquisition constitutes a very substantial acquisition of the Company, and therefore is subject to the reporting, announcement and shareholders’ approval requirements under the Listing Rules.

The Acquisition is also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

PROSPECTS

2014 OPERATIONAL SITUATION ANALYSIS

Looking ahead for 2014, the Company is faced with both development opportunities and challenges, favourable and unfavourable factors co-exist.

The major favourable conditions are as follows:

It is hopeful that the global economy will maintain the recovery trend.

According to forecast of the International Monetary Fund, the global economy will grow at 3.7% in 2014. Due to the impact of the overall economic environment, it is expected that the 2014 international aviation transportation demand will continue to maintain growth. The US economic growth rate will accelerate, the European economy will stabilize, which will have a positive effect to the development of the aviation transportation industry. IATA predicts that this year the earnings of the European and American civil aviation industry will rise by USD4.2 billion as compared with last year, and the aviation oil price will be lower than that of 2013.

LETTER FROM THE BOARD

There is no change in the fundamentals of the long term positive trend of the Chinese economy.

In particular, the central government has made the overall deployment for the full deepening of reforms by promulgating a series of reform measures, the merits of which will be further released, and the dynamics and vitality of development will be further stimulated. The Chinese economy will continue to maintain a growth rate of around 7.5%, supported by a number of new favourable factors and rare opportunities. Amid such background, the domestic aviation transportation industry will continue to maintain a positive development trend, which will offer good market opportunities for the Company.

The new urbanization development will stimulate demand for aviation transportation.

It was specified that in the coming few years the focus of urbanization of China is to develop tier-two and tier-three cities. With the continuous accumulation of such urban population, the demand for aviation transportation will have a faster growth, which is beneficial for the Company to make use of its extensive network and develop potential markets.

The major unfavourable conditions are as follows:

There are still quite a lot of uncertainties in the international economic growth.

The foundation of the economic recovery of developed countries is not solid, and the emerging economies in general are faced with weak overseas demand, insufficient growth momentum generated locally and inflation, etc. The missions of structural adjustments and mode changing of the Chinese economy are tough, the restraints of the environmental resources are increasing, all exerting downward pressure to the Chinese economy.

The tapering of quantitative easing by the US Federal Reserve Fund will have a negative impact on the Company.

On one hand, this will have an appreciation pressure on the USD against RMB conversion, which may result in a substantial reduction in the exchange gain of the Company. On the other hand, this may also lead to a hike in the USD interest rate, causing an increase in finance costs of the Company.

LETTER FROM THE BOARD

Industry competition is keener.

Following the full deepening of reforms of the civil aviation industry, a relaxation of market entrance, rapid growth of transport capacity etc, the aviation market of China will enter into an era of full competition; the popularization of aviation will become more obvious, and low-cost airlines will have rapid development, while there will be less room for growth of the traditional business market.

The impact of the express railway on civil aviation becomes stronger.

Currently, the mileage of coverage of the high-speed railway of China exceeds 10,000 kilometers, and the network with “Four Vertical, Four Horizontal” will gradually be built, so that the medium and short journey travellers will be further diversified elsewhere, while these will bring harsh challenges to the operating capability and quality of operation of the Company.

2014 MAJOR BUSINESS INITIATIVES

In 2014, the Company will seriously study the changes in the internal and external situations and market environment, master the development trend of the industry, stress on reform and innovation, emphasize quality enhancement and effectiveness improvement, further emancipate minds, stimulate vibrant action, increase the safety management and control level, actively cope with market competition, continue to promote strategic transformation, fully raise the service level, and continue to enhance the comprehensive competitiveness of the Company. The Company will focus on accomplishing the following tasks:

Raising the safety management level, improving the operational efficiency.

In 2014, the Company will continue to solidify the safety foundation, strengthen safety inspection and supervision at all levels, and enhance the building of qualifications and ability of the professional team. The Company will make good use of new technologies, raise the flight quality; work on the establishment of systems, speed up the implementation of systems, and fully implement the aviation safety year.

In 2014, the Company will devote all efforts to raise the regularity level of flights, upgrade the operation command system, and increase the operation management quality efficiency; we will enhance our capability to handle flight delay, and improve the response mechanism of flight delay; the Company will strengthen the optimization of routes, saving of aviation oil, information release etc., to enhance the comprehensive results of aviation management.

Enhancing operating management ability with all efforts, emphasis of enhancing the quality of transformation.

In 2014, the Company will insist on the orientation towards the market and clients, stress on strengthening refined marketing, and properly master the degree of matching of carriage capacity and market; the Company must analyze in details the changes in aviation customer structure and changes in consumer behaviour and habits, and increase the ability to forecast the market and response speed; the Company must enhance the ability in high end marketing and emphasize on developing key corporate accounts.

LETTER FROM THE BOARD

In 2014, the Company will steadily develop the international market, flexibly adjust the operating strategies of the major international routes of Europe, America, Australia and New Zealand etc., pay more attention to the short and medium journey markets such as Japan and Korea; the Company will continue to expand the hub effect, optimize the guarantee of transit services, work hard on the “Canton Route”, and continue to improve the positioning and development of the Chongqing hub, so as to expand the effects of transformation and fully realize the target results.

Strengthening the customer-orientation, expanding brand influence.

In 2014, the Company will continue to improve the service standard, make good use of the role of the full work flow service platform, and enhance the consistency of services; the Company will improve the service management, improve the inspection of service quality, the rectification and feedback systems, and increase the supervision and rectification strength; the Company will emphasize on the strengthening of service team management, and enhance the consistency and practicality of training.

The Company will speed up its work in brand building through quality services, and actively promote its brand by marketing, in order to enhance the features and competitive advantages of the brand. The Company plan to hold activities regularly with marketing as focus and fully use all opportunities to promote the influence of internationalization of the brand, in order to expand the awareness of the brand on a global scale.

Deepening the comprehensive budget management, strengthening our cost advantages.

In 2014, the Company will improve the comprehensive budget management in an in-depth manner, and set up cost and revenue dynamic budget adjustment mechanisms; we will strengthen benchmarking toward advanced airlines, stress on control of major cost items, and implement refinement of control of major cost items; the Company will push forward the oil saving policy reform, gradually form cost advantages and enhance the comprehensive management standard of the Company.

3.	AGM

A notice convening the AGM to be held at 2:30 p.m. on Thursday, 26 June 2014 at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC, a form of proxy for use at the AGM and a reply slip have been despatched by the Company on 23 April 2014 and are also published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com).

LETTER FROM THE BOARD

A supplemental notice setting out the additional resolution to be resolved at the AGM is set out on pages 46 to 47 of this circular. Whether or not you intend to be present at the AGM , you are requested to complete the accompanying supplementary form of proxy in accordance with the instructions printed thereon and return the same to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Ltd. at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong (in case of holders of H shares) or the registered office of the Company at 278 Ji Chang Road Guangzhou, PRC 510405 (in case of holders of A shares), no later than 24 hours before the time fixed for holding the AGM or any adjournment thereof. Completion and delivery of the supplementary form of proxy will not prevent you from attending, and voting at, the AGM or any adjournment thereof if you so wish.

Pursuant to Rule 13.39(4) of the Listing Rules and the Articles of Association, any vote of the Shareholders at the AGM must be taken by poll.

4.	RECOMMENDATION OF THE BOARD

The Directors consider that the Acquisition is fair and reasonable so far as the Shareholders are concerned, and is in the interests of the Group and the Shareholders as a whole. Accordingly the Directors recommend the Shareholders to vote in favour of the resolution in relation to the Acquisition to be proposed at the AGM as set out in the supplemental notice of AGM.

5.	ADDITIONAL INFORMATION

Your attention is drawn to the financial and general information set out in the appendices to this circular.

By Order of the Board
Si Xian Min
Chairman

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

1.	FINANCIAL INFORMATION OF THE GROUP

Financial information of the Group for each of the three years ended 31 December 2013, 2012 and 2011 are disclosed in the following documents which have been published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com):

•	annual report of the Company for the year ended 31 December 2013 published on 22 April 2014 (pages 76-185);

•	annual report of the Company for the year ended 31 December 2012 published on 24 April 2013 (pages 61-179); and

•	annual report of the Company for the year ended 31 December 2011 published on 12 April 2012 (pages 56-173).

2.	INDEBTEDNESS

At the close of business on 31 March 2014, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the total indebtedness of the Group was as follows:

RMB
(Million)

Bank loans and other loans
Unsecured loans	32,051
Secured loans	25,612

Total	57,663

Obligations under finance leases
Obligations under finance leases without guarantee	35,455
Obligations under finance leases with guarantee	1,487

Total	36,942

Bonds Payable	3,000

Contingent liabilities
Personal bank loans for pilot trainees	496

At 31 March 2014, bank and other loans of the Group of approximately RMB24,715 million were secured by certain aircraft with a carrying amount of RMB32,436 million. A short-term loan of the Group amounting to RMB897 million was secured by pledged bank deposits of RMB1,257 million. Obligations under finance leases were secured by the relevant leased aircraft with a carrying amount of RMB50,403 million. In addition, obligations under finance leases of approximately RMB1,487 million were guaranteed by certain banks.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Save as aforesaid or as otherwise mentioned herein and apart from intra-group liabilities, the Group did not have any outstanding mortgages, charges, debentures, loan capital, debt securities, bank loans and overdrafts or other similar indebtedness, finance leases or hire purchase commitments, liabilities under acceptances or acceptance credits or any guarantees or other material contingent liabilities as at the close of business on 31 March 2014.

The Directors are not aware of any material changes in the indebtedness or contingent liabilities of the Group since 31 March 2014.

3.	EFFECT

The Group’s principal business activity is that of civil aviation. Following the completion of the Acquisition, the Group’s passenger volume is expected to increase and operating cost per available seat kilometres is expected to decrease. The Airbus Aircraft will increase the ATKs of the Group by 12.1% when compared to the ATKs of the Group as at 31 December 2013, without taking into account the adjustment to be made by the Company according to market conditions and age of the aircraft fleet. As a result, the Group’s earnings are expected to be better off. The Group therefore considered that the Acquisition is in the best interest of the Group.

As the Acquisition will be partly financed through commercial loans from commercial banks and partly financed by internal fund, the Acquisition may therefore result in an increase in the Company’s debt-to-equity ratio, but as the consideration for the Acquisition is payable by instalments, it is not expected to have any substantial impact on the Company’s cash-flow position or its business operations and the Acquisition will not add immediate financial burden to the Company. The Acquisition is not expected to result in any material impact on the earnings, assets and liabilities of the Group.

4.	MATERIAL ADVERSE CHANGE

The Directors were not aware of any material adverse change in the financial or trading position of the Group since 31 December 2013 (being the date to which the latest published audited financial statements of the Company were made up).

5.	WORKING CAPITAL

Taking into account the present internal resources and the available banking facilities of the Group, the Directors, after due and careful enquiry, are of the opinion that the working capital of the Group is sufficient for at least 12 months from the date of this circular.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

6.	MANAGEMENT DISCUSSION AND ANALYSIS

(i)	2013 compared to 2012

Liquidity, Financial Resources and Capital Structure

As at 31 December 2013, the Group’s current liabilities exceeded its current assets by RMB28,640 million. For the year ended 31 December 2013, the Group recorded a net cash inflow from operating activities of RMB9,703 million, a net cash outflow from investing activities of RMB12,205 million and a net cash inflow from financing activities of RMB4,168 million and an increase in cash and cash equivalents of RMB1,666 million.

In 2013 and thereafter, the liquidity of the Group primarily depends on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and its ability to obtain adequate external financing to meet its committed future capital expenditures. As at 31 December 2013, the Group had banking facilities with several PRC commercial banks for providing loan facilities up to approximately RMB166,270 million (2012: RMB173,162 million), of which approximately RMB120,904 million (2012: RMB112,793 million) was unutilised.

The Directors believe that sufficient financing will be available to the Group. The Directors have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending 31 December 2014. Based on such forecast, the Directors have determined that adequate liquidity exists to finance the working capital and capital expenditure requirements of the Group during that period. In preparing the cash flow forecast, the Directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loan finance which may impact the operations of the Group during the next twelve-month period. The Board are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

 The analyses of the Group’s borrowings and lease obligation are as follows:

Composition of borrowings and lease obligation

	2013	2012	Change
	RMB	RMB
	million	million

Total borrowings and lease obligation	92,497	73,960	25.1%

Fixed rate borrowings and lease obligation	4,974	6,139	(19.0)%

Floating rate borrowings and lease obligation	87,523	67,821	29.0%

Analysis of borrowings and lease obligation by currency

	2013	2012
	RMB	RMB
	million	million

USD	88,970	70,865
RMB	670	807
Others	2,857	2,288

Total	92,497	73,960

Maturity analysis of borrowings

	2013	2012
	RMB	RMB
	million	million

Within 1 year	23,878	24,393
After 1 year but within 2 years	14,805	9,639
After 2 years but within 5 years	30,553	23,112
After 5 years	23,261	16,816

Total borrowings	92,497	73,960

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

The Group’s capital structure at the end of the year is as follows:

	2013	2012	Change

Net debts (RMB million)	104,345	86,669	20.4%
Total equity (RMB million)	42,451	39,734	6.8%
Ratio of net debt to total equity	246%	218%	12.8%

Net debts (aggregate of borrowings, obligations under finance leases, trade payables, sales in advance of carriage, amounts due to related companies, accrued expenses and other liabilities less cash and cash equivalents) increased by 20.4% to RMB104,383 million at 31 December 2013, compared to RMB86,669 million at 31 December 2012.

As at 31 December 2013, total equity attributable to equity shareholders of the Company amounted to RMB34,329 million, representing an increase of RMB1,490 million from RMB32,839 million at 31 December 2012. Total equity at 31 December 2013 amounted to RMB42,451 million (2012: RMB39,734 million).

Ratio of net debt to total equity of the Group at 31 December 2013 was 246%, as compared to 218% at 31 December 2012.

Business Development

The Company strengthened the sales to high-end travellers, enhanced the operational quality, the first and business class cabins achieved passenger load factor of 44.8%, representing an increase of 2.9 percentage points as compared with last year, and the Company achieved 2,520,000 person-time of first and business class cabins passengers, representing an increase of 14.5% as compared with last year; we proactively followed the development trend of the industry, greatly promoted the development of e-commerce, and achieved direct sales revenue of RMB15,600 million, with the direct sales ratio reached 20.5%, representing an increase of 4.5 percentage points as compared with last year. Faced with the overall weak cargo transportation market, we actively explore the cargo transportation market locally and abroad by optimizing cargo fleet structure, and the operating of cargo flight reduced losses.

In addition, the Company also successfully introduced the first Dream Plane B787 into China, and became the first aviation company in the world which operated A380 and B787 at the same time, and the strength of the fleet was further enhanced.

In 2014, the Company will steadily develop the international market, flexibly adjust the operational strategies of the major international routes of Europe and America, Australia and New Zealand etc, pay more attention to the short and medium journey markets of Japan and South Korea; we will continue to expand the hub effect, optimize the protection of transit services, work hard on the “Canton Route”, and continue to improve the positioning and development of the Chongqing hub, so as to expand the effects of transformation and fully realize the target results.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Commitments

As at 31 December 2013, the Group had capital commitments (excluding investment commitment) of approximately RMB51,353 million (2012: RMB75,129 million). Of such amounts, RMB47,651 million related to the acquisition of aircraft and related flight equipment and RMB3,702 million for other projects.

As at 31 December 2013, the Group had investment commitments as follows:

	2013	2012
	RMB	RMB
	million	million

Authorised and contracted for
Capital contributions for acquisition of interests in associates	70	119
Share of capital commitments of a jointly controlled entity	58	113

	128	232

	2013	2012
	RMB	RMB
	million	million

Authorised but not contracted for
Share of capital commitments of a jointly controlled entity	171	218

	299	450

Saved as the disclosed above, the Group had no material acquisitions and disposal of subsidiaries and associated companies in 2013.

In 2013, the Company has made the contribution amounting to RMB0.72 billion in cash as the first instalment for Henan Airlines, a joint venture company owned as to 60% by the Company and 40% by Henan Civil Aviation Development and Investment Co., Ltd., respectively. Henan Airlines has not officially commenced its operation during 2013.

Saved as the disclosed above, the Group had no future plans for material investments or capital asset as at 31 December 2013.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Operating Revenues

The Group’s operating revenue decreased by RMB966 million or 1.0% from RMB99,514 million in 2012 to RMB98,547 million in 2013.

Traffic revenues accounted for 96.1% and 96.6% of total operating revenue in 2013 and 2012, respectively. Passenger revenues and cargo and mail revenues accounted for 93.2% and 6.8%, respectively of the total traffic revenue in 2013. During the reporting period, the Group’s total traffic revenues was RMB94,684 million, representing a decrease of RMB1,416 million or 1.5% from prior year, mainly due to the VAT reform which leads to the decrease of domestic revenues of RMB4,798 million. The other operating revenues is mainly derived from commission income, expired sales in advance of carriage, hotel and tour operation income, general aviation income and ground services income.

The decrease in operating revenue was primarily due to a 1.4% decrease in passenger revenue from RMB89,544 million in 2012 to RMB88,271 million in 2013. The total number of passengers carried increased by 6.14% to 91.791 million passengers in 2013. RPKs increased by 9.50% from 135,535 million in 2012 to 148,417 million in 2013, primarily as a result of the increase in number of passengers carried. Passenger yield per RPK decreased from RMB0.66 in 2012 to RMB0.59 in 2013, which is mainly due to the impact from VAT reform.

Domestic passenger revenue, which accounted for 80.7% of the total passenger revenue in 2013, decreased by 3.5% from RMB73,845 million in 2012 to RMB71,277 million in 2013. Domestic passenger traffic in RPKs increased by 8.23%, while passenger capacity in ASKs increased by 9.79%, resulting in a decrease in passenger load factor by 1.2 percentage points from 81.4% in 2012 to 80.2% in 2013. Domestic passenger yield per RPK decreased from RMB0.69 in 2012 to RMB0.61 in 2013.

Hong Kong, Macau and Taiwan passenger revenue, which accounted for 2.4% of total passenger revenue, increased by 1.4% from RMB2,133 million in 2012 to RMB2,162 million in 2013. For Hong Kong, Macau and Taiwan flights, passenger traffic in RPKs increased by 1.47%, while passenger capacity in ASKs increased by 3.75%, resulting in a decrease in passenger load factor by 1.6 percentage points from 73.2% in 2012 to 71.6% in 2013. Passenger yield per RPK remained at RMB0.84 in 2012 and 2013.

International passenger revenue, which accounted for 16.8% of total passenger revenue, increased by 9.3% from RMB13,566 million in 2012 to RMB14,832 million in 2013. For international flights, passenger traffic in RPKs increased by 15.62%, while passenger capacity in ASKs increased by 12.22%, resulting in a 2.3 percentage points increase in passenger load factor from 75.0% in 2012 to 77.3% in 2013. Passenger yield per RPK decreased from RMB0.53 in 2012 to RMB0.50 in 2013.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Cargo and mail revenue, which accounted for 6.8% of the Group’s total traffic revenue and 6.5% of total operating revenue, decreased by 2.2% from RMB6,556 million in 2012 to RMB6,413 in 2013. The decrease was attributable to the continued downturn of the demand in the market and the low level ticket prices.

Other operating revenue increased by 13.2% from RMB3,414 million in 2012 to RMB3,863 million in 2013. The increase was primarily due to the general growth in income from commission and expired sales in advance of carriage.

Operating Expenses

Total operating expenses in 2013 amounted to RMB98,280 million, representing an increase of 2.5% or RMB2,403 million over 2012, primarily due to the total effect of increases in payroll, landing and navigation fees, depreciation of aircrafts and rotables and other operating costs. Total operating expenses as a percentage of total operating revenue increased from 96.3% in 2012 to 99.7% in 2013.

Flight operations expenses, which accounted for 55.0% of total operating expenses, decreased by 1.2% from RMB54,690 million in 2012 to RMB54,010 million in 2013, primarily as a result of decrease in jet fuel costs because of decrease in average fuel prices. Jet fuel costs, which accounted for 65.8% of flight operations expenses, decreased by 5.0% from RMB37,401 million in 2012 to RMB35,538 million in 2013.

Maintenance expenses, which accounted for 7.9% of total operating expenses, decreased by 2.1% from RMB7,971 million in 2012 to RMB7,805 million in 2013. The decrease was mainly due to the impact of the VAT reform.

Aircraft and traffic servicing expenses, which accounted for 15.4% of total operating expenses, increased by 7.2% from RMB14,072 million in 2012 to RMB15,091 million in 2013. The increase was primarily due to a 5.9% rise in landing and navigation fees from RMB8,984 million in 2012 to RMB9,510 million in 2013, resulted from the increase in the number of take-off and landings and the average unit price of take-off and landing charges.

Promotional and sales expenses, which accounted for 7.9% of total operating expenses, increased by 8.7% from RMB7,134 million in 2012 to RMB7,754 million in 2013.

General and administrative expenses, which accounted for 2.5% of the total operating expenses, increased by 1.9% from RMB2,425 million in 2012 to RMB2,470 million in 2013.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Operating Profit

Operating profit of RMB1,510 million was recorded in 2013 (2012: RMB5,099 million). The decrease in profit was mainly due to the net effect of decrease in operating revenue by RMB967 million or 1.0% in 2013 and increase in operating expenses by RMB2,403 million or 2.5%.

Other Net Income

Other net income decreased by RMB219 million from RMB1,462 million in 2012 to RMB1,243 million in 2013, mainly due to the decrease of government grants and loss on disposal of property, plant and equipment.

Interest expense increased by RMB275 million from RMB1,376 million in 2012 to RMB1,651 million in 2013 was mainly due to the increase in number of aircraft held through a finance lease.

Net exchange gain of RMB2,903 million was recorded in 2013, an increase of RMB2,636 million from RMB267 million in 2012, mainly due to Renminbi appreciated significantly against US dollar in 2013.

Income Tax

Income tax expense of RMB734 million was recorded in 2013, decrease by RMB220 million from RMB954 million in 2012, mainly due to the decrease of profit before taxation.

Employees

As at 31 December 2013, the Group had an aggregate of 80,175 employees (2012: 73,668).

The emolument policy for the employees of the Group is principally set up by the Board on the basis of their merit, qualifications, competence and the Group’s operating results.

On 30 November 2011, the Company’s General Meeting approved the “H Share Appreciation Rights Scheme of China Southern Airlines Company Limited” with an aim to provide medium to long term incentive to certain Directors, senior management, managerial personnel and key technical of the Company and promote the continuous development of the business of the Group.

Major Charge on Assets

As at 31 December 2013, certain aircraft of the Group with an aggregate carrying value of approximately RMB80,233 million (2012: RMB60,538 million) were mortgaged under certain borrowings and lease agreements.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Foreign currency risk

The Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People’s Bank of China or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as substantially all of the Group’s obligations under finance lease, borrowings and operating lease commitment are denominated in foreign currencies, principally in US dollars, Singapore dollars and Japanese Yen. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorised banks.

Jet fuel price risk

The Group is required to procure a majority of its jet fuel domestically at PRC spot market prices. There are currently no effective means available to manage the Group’s exposure to the fluctuations in domestic jet fuel prices. However, according to a pricing mechanism that was jointly introduced by the National Development and Reform Commission and the Civil Aviation Administration of China in 2009, which allows certain flexible levy of fuel surcharge linked to the jet fuel price, airline companies may, within a prescribed scope, make its own decision as to fuel surcharges for domestic routes and the pricing structure. The pricing mechanism, to a certain extent, reduces the Group’s exposure to fluctuation in jet fuel price.

Contingent Liabilities

(a)	The Group leased certain properties and buildings from CSAHC which located in Guangzhou, Wuhan and Haikou, etc. However, such properties and buildings lack adequate documentation evidencing CSAHC’s rights thereto.

Pursuant to the indemnification agreement dated 22 May 1997 between the Group and CSAHC, CSAHC has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group’s right to use the certain properties and buildings.

(b)	The Company and its subsidiary, Xiamen Airlines, entered into agreements with its pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB656 million (2012: RMB581 million) to be granted to its pilot trainees to finance their respective flight training expenses. As at 31 December 2013, an aggregate of personal bank loans of RMB464 million (2012: RMB398 million), under these guarantees, were drawn down from the banks. During the year, the Group has made repayments of RMB6 million (2012: RMB3 million) due to the default of payments of certain pilot trainees.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(c)	The Company received a claim on 11 July 2011 from an overseas entity (the “claimant”) against the Company for the alleged breach of certain terms and conditions of an aircraft sale agreement. The claimant has made a claim against the Company for an indemnity of USD46 million or for the refund of the down payments of USD12 million, and the interest thereon which is calculated in accordance with Clause 35A, Supreme Court Act 1981 of the United Kingdom. In 2012, the claimant subsequently changed its claim for the refund of the down payment to USD12,617,698. As at 31 July 2013, High Court of the United Kingdom announced the sentence of this case, overruled the claim and upheld the counter claim the Company made, which include an indemnity of USD27,919,525, legal costs and the interest thereon. As of the date of issuance of this financial information, the claimant has appealed. The Directors are of the opinion that an outflow of resource embodying economic benefits is not probable to occur.

(ii)	2012 compared to 2011

Liquidity, Financial Resources and Capital Structure

As at 31 December 2012, the Group’s current liabilities exceeded its current assets by RMB31,944 million. For the year ended 31 December 2012, the Group recorded a net cash inflow from operating activities of RMB11,704 million, a net cash outflow from investing activities of RMB12,153 million and a net cash inflow from financing activities of RMB668 million, which in total resulted in a net increase in cash and cash equivalents of RMB219 million.

In 2013 and thereafter, the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and its ability to obtain adequate external financing to meet its committed future capital expenditures. As at 31 December 2012, the Group had banking facilities with several PRC banks and financial institutions for providing bank financing up to approximately RMB173,162 million (2011: RMB127,448 million), of which approximately RMB60,369 million (2011: RMB36,414 million) was utilised. The directors of the Company believe that sufficient financing will be available to the Group when and where needed.

The Directors have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending 31 December 2013. Based on such forecast, the directors have determined that adequate liquidity exists to finance the working capital, capital expenditure requirements and dividend payments of the Group during that period. In preparing the cash flow forecast, the directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned bank financing which may impact the operations of the Group during the next twelve-month period. The Directors are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

The analyses of the Group’s borrowings are as follows:

Composition of borrowings

	2012	2011	Change
	RMB	RMB
	million	million

Total borrowings	73,960	63,663	16.2%

Fixed rate borrowings	6,139	6,582	(6.7)%
Floating rate borrowings	67,821	57,081	18.8%

Analysis of borrowings by currency

	2012	2011
	RMB	RMB
	million	million

USD	70,865	62,338
RMB	807	766
Others	2,288	559

Total	73,960	63,663

Maturity analysis of borrowings

	2012	2011
	RMB	RMB
	million	million

Within 1 year	24,393	20,573
After 1 year but within 2 years	9,639	10,832
After 2 years but within 5 years	23,112	16,559
After 5 years	16,816	15,699

Total borrowings	73,960	63,663

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

The Group’s capital structure at the end of the year is as follows:

	2012	2011	Change

Net debts (RMB million)	86,669	75,790	14.4%
Total equity (RMB million)	39,734	37,777	5.2%
Ratio of net debt to total equity	218%	201%	8.5%

Net debts (aggregate of bank and other loans, obligations under finance leases, trade payables, sales in advance of carriage, amounts due to related companies, accrued expenses and other liabilities less cash and cash equivalents and pledged bank deposits) increased by 14.4% to RMB86,669 million at 31 December 2012 from RMB75,790 million at 31 December 2011.

As at 31 December 2012, total equity attributable to equity shareholders of the Company amounted to RMB32,839 million, representing an increase of RMB664 million from RMB32,175 million at 31 December 2011. Total equity at 31 December 2012 amounted to RMB39,734 million (2011: RMB37,777 million).

Ratio of net debt to total equity of the Group at 31 December 2012 was increased to 218%, from 201% at 31 December 2011.

Business Development

During the reporting period, the Company launched a new route from Guangzhou to London, increased the flight frequency of international routes such as from Guangzhou to Vancouver. The Company, taking the opportunity of opening routes from Guangzhou to London, actively constructed the “Canton Route” to build Guangzhou into a hub connecting Europe and Oceania and Southeast Asia, which significantly increased international influence of the Company. During the reporting period, the Company continued to strengthen hub establishment, thereby further strengthened the integrated support capability of hubs and improved route network. During the reporting period, number of transit passengers and transit sales income of the Company increased significantly, marking the Company’s advancing to its goal of becoming an airline of international standard operating with a large-scale network.

During the reporting period, the Company launched its “Year of International Brand Service” and activity put more resources in services. These attempts improved premises where high-end passengers were served and enriched services in first and business class cabins of international long-distance routes, thereby further elevated quality of ground and on-board services. It also improved the four-grade alert and response mechanism, which enhanced service support capability of extraordinary flights and pushed normal flight rate of the year up to 2.9 percentage points over the industry average. During the reporting period, through activities such as Sydney Festival, the Company actively promoted the brand of China Southern Airlines and was selected by “Fortune” Magazine as 2012 Top 50 Most Praised Companies of China and ranked the top in the Traffic, Transportation and Logistics Star Rankings.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

In 2013, the Company will also optimize its route structure and strictly control cost to actively enhance operating efficiency; carry out in-depth strategic transformation and utilize its advantage as a network hub to actively cope with the competition of high-speed rail; enhance fuel efficiency through modification to engines and optimization of fleet structure and route, and take into account the reduction of the adverse impact of oil price fluctuations on the Company’s by fuel hedging.

Commitments

As at 31 December 2012, the Group had capital commitments of approximately RMB75,129 million (2011: RMB65,040 million). Of such amounts, RMB71,309 million related to the acquisition of aircraft and related flight equipment and RMB3,820 million for other projects.

As at 31 December 2012, the Group had investment commitments as follows:

	2012	2011
	RMB	RMB
	million	million

Authorised and contracted for
Capital contributions to a subsidiary	120	120
Capital contributions for acquisition of interests in associates	119	119
Share of capital commitments of a jointly controlled entity	113	27

	352	266

	2012	2011
	RMB	RMB
	million	million

Authorised but not contracted for
Share of capital commitments of a jointly controlled entity	218	–

	570	266

Saved as the disclosed above, the Group had no material acquisitions and disposal of subsidiaries and associated companies in 2013.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

On 24 September 2012, the Company and Henan Civil Aviation Development and Investment Co., Ltd. has entered into the Joint Venture Agreement for the establishment of Henan Airlines with a total registered capital of RMB 6 billion, which will be owned as to 60% by the Company and 40% by Henan Civil Aviation Development and Investment Co., Ltd., respectively.

Saved as the disclosed above, the Group had no future plans for material investments or capital asset as at 31 December 2012.

Operating Revenues

The Group’s operating revenue increased by RMB9,119 million or 10.1% from RMB90,395 million in 2011 to RMB99,514 million in 2012.

Traffic revenue accounted for 96.6% and 96.5% of total operating revenue in 2012 and 2011, respectively. Passenger revenue and cargo and mail revenue accounted for 93.2% and 6.8% respectively of the total traffic revenue in 2012. The other operating revenue is mainly derived from commission income, hotel and travel services income, fees charged for ground services rendered to other Chinese airlines, income from expired sales in advance of carriage and general aviation income.

The increase in operating revenue was primarily due to a 9.9% increase in passenger revenue from RMB81,492 million in 2011 to RMB89,544 million in 2012. The total number of passengers carried increased by 7.2% to 86.48 million passengers in 2012. RPKs increased by 10.8% from 122,344 million in 2011 to 135,535 million in 2012, primarily as a result of the increase in number of passengers carried. Passenger yield per RPK decreased from RMB0.67 in 2011 to RMB0.66 in 2012.

Domestic passenger revenue, which accounted for 82.5% of the total passenger revenue in 2012, increased by 8.2% from RMB68,222 million in 2011 to RMB73,845 million in 2012. Domestic passenger traffic in RPKs increased by 7.6%, while passenger capacity in ASKs increased by 9.4%, resulting in a decrease in passenger load factor by 1.3 percentage points from 82.7% in 2011 to 81.4% in 2012. Domestic passenger yield per RPK increased from RMB0.68 in 2011 to RMB0.69 in 2012.

Hong Kong, Macau and Taiwan passenger revenue, which accounted for 2.4% of total passenger revenue, increased by 16.3% from RMB1,834 million in 2011 to RMB2,133 million in 2012. For Hong Kong, Macau and Taiwan flights, passenger traffic in RPKs increased by 21.8%, while passenger capacity in ASKs increased by 25.9%, resulting in a decrease in passenger load factor by 2.5 percentage points from 75.7% in 2011 to 73.2% in 2012. Passenger yield per RPK decreased from RMB0.88 in 2011 to RMB0.84 in 2012.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

International passenger revenue, which accounted for 15.1% of total passenger revenue, increased by 18.6% from RMB11,436 million in 2011 to RMB13,566 million in 2012. For international flights, passenger traffic in RPKs increased by 24.9%, while passenger capacity in ASKs increased by 23.1%, resulting in a 1.1 percentage points increase in passenger load factor from 73.9% in 2011 to 75.0% in 2012. Passenger yield per RPK decreased from RMB0.56 in 2011 to RMB0.53 in 2012.

Cargo and mail revenue, which accounted for 6.8% of the Group’s total traffic revenue and 6.6% of total operating revenue, increased by 13.8% from RMB5,760 million in 2011 to RMB6,556 million in 2012. The increase was attributable to the increase in cargo traffic volume.

Other operating revenue increased by 8.6% from RMB3,143 million in 2011 to RMB3,414 million in 2012. The increase was primarily due to the general growth in income from various auxiliary operations.

Operating Expenses

Total operating expenses in 2012 amounted to RMB95,877 million, representing an increase of 10.1% or RMB8,814 million over 2011, primarily due to the total effect of increases in jet fuel costs, landing and navigation fees, maintenance expenses and other operating costs. Total operating expenses as a percentage of total operating revenue remained at 96.3% in 2011 and 2012.

Flight operations expenses, which accounted for 57.0% of total operating expenses, increased by 13.1% from RMB48,344 million in 2011 to RMB54,690 million in 2012, primarily as a result of increase in jet fuel costs derived from increased consumption of jet fuel and fuel prices. Jet fuel costs, which accounted for 68.4% of flight operations expenses, increased by 14.5% from RMB32,675 million in 2011 to RMB37,401 million in 2012.

Maintenance expenses, which accounted for 8.3% of total operating expenses, increased by 5.8% from RMB7,531 million in 2011 to RMB7,971 million in 2012. The increase was mainly due to the increase in number of engines repaired and routine maintenance during the year.

Aircraft and traffic servicing expenses, which accounted for 14.7% of total operating expenses, increased by 14.1% from RMB12,337 million in 2011 to RMB14,072 million in 2012. The increase was primarily due to a 6.6% rise in landing and navigation fees from RMB8,426 million in 2011 to RMB8,984 million in 2012, resulted from the increase in number of flights, and increase of rental expenses in 2012.

Promotion and sales expenses, which accounted for 7.5% of total operating expenses, increased by 8.6% from RMB6,568 million in 2011 to RMB7,134 million in 2012.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

General and administrative expenses, which accounted for 2.5% of the total operating expenses, decreased by 13.6% from RMB2,807 million in 2011 to RMB2,425 million in 2012.

Depreciation and amortisation, which accounted for 8.6% of total operating expenses, increased by 7.5% from RMB7,689 million in 2011 to RMB8,264 million in 2012, mainly due to the additional depreciation charges on aircraft delivered in 2012.

Operating Profit

Operating profit of RMB5,099 and RMB4,353 million was recorded in 2012 and 2011, respectively. The increase in profit was mainly due to the net effect of increase in operating revenue by RMB9,119 million or 10.1% in 2012 and increase in operating expenses by RMB8,814 million or 10.1%.

Other Income or Expenses

Other net income increased by RMB441 million from RMB1,021 million in 2011 to RMB1,462 million in 2012, was mainly due to the increase of government grants. Interest expense increased by RMB309 million from RMB1,067 million in 2011 to RMB1,376 million in 2012 was mainly due to the increase in weighted average bank and other loans balances during the year.

Net exchange gain of RMB267 million and RMB2,755 million was recorded in 2012 and 2011, respectively. The significant decrease was mainly due to the exchange rate of Renminbi to US dollar appreciated significantly in 2011 while remained stable in 2012.

Income Tax

Income tax expense of RMB954 million was recorded in 2012, the increase by RMB114 million from RMB840 million in 2011, mainly due to the utilisation of unrecognised deductible temporary differences and unused tax losses balance brought forward from prior years and the recognition of deductible temporary differences in 2011.

Employees

As at 31 December 2012, the Group had an aggregate of 73,668 employees (2011: 71,696).

The emolument policy for the employees of the Group is principally set up by the Board on the basis of their merit, qualifications, competence and the Group’s operating results.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

On 30 November 2011, the Company’s General Meeting approved the “H Share Appreciation Rights Scheme of China Southern Airlines Company Limited” with an aim to provide medium to long term incentive to certain Directors, senior management, managerial personnel and key technical of the Company and promote the continuous development of the business of the Group.

Major Charge on Assets

As at 31 December 2012, certain aircraft of the Group with an aggregate carrying value of approximately RMB60,538 million (2011: RMB53,062 million) were mortgaged under certain loans or certain lease agreements.

Foreign currency risk

Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People’s Bank of China or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as substantially all of the Group’s obligations under finance leases, bank and other loans and operating lease commitments are denominated in foreign currencies, principally US dollars, Singapore dollars and Japanese Yen. Depreciation or appreciation of Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency liabilities generally exceed its foreign currency assets.

Jet fuel price risk

The Group is required to procure a majority of its jet fuel domestically at PRC spot market prices. There are currently no effective means available to manage the Group’s exposure to the fluctuations in domestic jet fuel prices. However, according to a pricing mechanism that was jointly introduced by the National Development and Reform Commission and the Civil Aviation Administration of China in 2009, which allows certain flexible levy of fuel surcharge linked to the jet fuel price, airline companies may, within a prescribed scope, make its own decision as to fuel surcharges for domestic routes and the pricing structure. The pricing mechanism, to a certain extent, reduces the Group’s exposure to fluctuation in jet fuel price.

Contingent Liabilities

(a)	The Group leased certain properties and buildings from CSAHC which located in Guangzhou, Wuhan and Haikou, etc. However, such properties and buildings lack adequate documentation evidencing CSAHC’s rights thereto. Pursuant to the indemnification agreement dated 22 May 1997 between the Group and CSAHC, CSAHC has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group’s right to use the certain properties and buildings.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(b)	The Group entered into agreements with its pilot trainees and certain banks to provide guarantee on personal bank facilities in relation to the individual flight training tuitions amounting to RMB581 million as at 31 December 2012 (2011: RMB395 million). As at 31 December 2012, RMB398 million were withdrawn by the trainees and therefore guaranteed by the Group (2011: RMB293 million). During the year, the Group has paid RMB3 million (2011: RMB4 million) to the banks due to the default of payments of certain pilot trainees.

(c)	The Company received a claim on 11 July 2011 from an overseas entity (the “claimant”) against the Company for the alleged breach of certain terms and conditions of an aircraft sale agreement. The claimant has made a claim against the Company for an indemnity of USD46 million or for the refund of the down payments of USD12 million, and the interest thereon which is calculated in accordance with Clause 35A, United Kingdom Supreme Court Act 1981. The claim is still being investigated and the directors are of the opinion that the claim is without merit and the Company has involved its legal advisor to defend the claim and filed a defense to the claimant declining all the claims and made a counter claim for an indemnity of around USD34 million caused by the claimant’s non execution of the aircraft sale agreement. During the year, the claimant subsequently changed its claim for the refund of the down payment of USD12 million to USD13 million. The Directors are of the opinion that an outflow of resource embodying economic benefits is not probable to occur.

(iii)	2011 compared to 2010

Liquidity, Financial Resources and Capital Structure

As at 31 December 2011, the Group’s current liabilities exceeded its current assets by RMB24,928 million. For the year ended 31 December 2011, the Group recorded a net cash inflow from operating activities of RMB12,557 million, a net cash outflow from investing activities of RMB21,957 million and a net cash inflow from financing activities of RMB8,859 million, which in total resulted in a net decrease in cash and cash equivalents of RMB541 million.

In 2012 and thereafter, the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and its ability to obtain adequate external financing to meet its committed future capital expenditures. As at 31 December 2011, the Group had banking facilities with several PRC banks for providing loan finance up to approximately RMB127,448 million (2010: RMB146,702 million), of which approximately RMB36,414 million (2010: RMB39,173 million) was utilised. The directors of the Company believe that sufficient financing will be available to the Group when and where needed.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

The Directors have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending 31 December 2012. Based on such forecast, the directors have determined that adequate liquidity exists to finance the working capital, capital expenditure requirements and dividend payment of the Group during that period. In preparing the cash flow forecast, the directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loan finance which may impact the operations of the Group during the next twelve-month period. The Directors are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

The analyses of the Group’s borrowings are as follows:

Composition of borrowings

	2011	2010	Change
	RMB	RMB
	million	million

Total borrowings	63,663	55,630	14.4%

Fixed rate borrowings	6,582	7,417	(11.3)%
Floating rate borrowings	57,081	48,213	18.4%

Analysis of borrowings by currency

	2011	2010
	RMB	RMB
	million	million

USD	62,338	54,787
RMB	766	843
Others	559	–

Total	63,663	55,630

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Maturity analysis of borrowings

	2011	2010
	RMB	RMB
	million	million

Within 1 year	20,573	10,978
After 1 year but within 2 years	10,832	12,134
After 2 years but within 5 years	16,559	16,475
After 5 years	15,699	16,043

Total borrowings	63,663	55,630

The Group’s capital structure at the end of the year is as follows:

	2011	2010	Change

Net debts (RMB million)	75,790	64,051	18.3%
Total equity (RMB million)	37,777	30,316	24.6%
Ratio of net debt to total equity	201%	211%	(4.7)%

Net debts (aggregate of bank and other loans, obligations under finance leases, trade payables, sales in advance of carriage, amounts due to related companies, accrued expenses and other liabilities less cash and cash equivalents and pledged bank deposits) increased by 18.3% to RMB75,790 million at 31 December 2011, compared to RMB64,051 million at 31 December 2010.

As at 31 December 2011, total equity attributable to equity shareholders of the Company amounted to RMB32,175 million, representing an increase of RMB5,358 million from RMB26,817 million at 31 December 2010. Total equity at 31 December 2011 amounted to RMB37,777 million (2010: RMB30,316 million).

Ratio of net debt to total equity of the Group at 31 December 2011 was 201%, as compared to 211% at 31 December 2010.

Business Development

During the reporting period, the Company made greater efforts to push forward the hub construction with increasing degree of hub concentration and the hub effect was gradually demonstrated. In particular, the popularity and competitiveness of the Guangzhou hub was significantly enhanced. During the reporting period, the transit assurance and sales capability were effectively enhanced with fast growth in the number of transit passengers and transit sales income. In 2011, the internationalization process of the Company proceeded at an obviously faster pace. The international routes, including those of direct flight from Guangzhou to Auckland, Vancouver and Perth were successively launched, and those from Guangzhou to Sydney, Melbourne and Los Angeles were intensified. The number of our international and regional flights grew rapidly and the proportion of the available seat kilometres in international routes increased substantially. We are moving towards the goal as an airline of international standard operating with an efficient network.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

During the reporting period, the Company conducted the “Year of Branded Service Innovation” activity and fully performed benchmarking management and accelerated the standardization, accuracy and internationalization of its services by leveraging the opportunity of the SKYTRAX Four-star certification; we improved our service flow, increased investment in services and put emphasis on the improvement of the environment for the first class and business class cabins; we strictly rectified the delays of flights and effectively increased the Company’s flight on-schedule rate in close collaboration with each of the related units. During the reporting period, the Company was granted “SKYTRAX Four– Star Airline” and the award of “World’s Most-Improved Airline in 2011” by SKYTRAX. In addition, the Company stepped up its brand promotion activities through the platforms such as the Australian Tourism Exchange and the Conference of the World Tourism, and was ranked sixth in “China’s Top 100 Brands” of Asian brands ranking and granted “Annual Asian Airline Brand Attracting Most Attention”.

The Company will attach great importance to study the changes in the market environment in 2012, seize opportunities to develop, effectively cope with the challenges in the operations, continue to make effort to push forward the strategic transformation and accelerate structural adjustment and optimization while ensuring safety with full efforts.

Commitments

As at 31 December 2011, the Group had capital commitments of approximately RMB65,040 million (2010: RMB76,615 million). Of such amounts, RMB61,250 million related to the acquisition of aircraft and related flight equipment and RMB3,790 million for other projects.

As at 31 December 2011, the Group had capital commitments as follows:

	2011	2010
	RMB	RMB
	million	million

Authorised and contracted for
Capital contributions to a subsidiary	120	–
Capital contributions for acquisition of interests in associates	119	–
Share of capital commitments of a jointly controlled entity	27	14

	266	14

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Saved as the disclosed above, the Group had no material acquisitions and disposal of subsidiaries and associated companies in 2013.

The Group had no future plans for material investments or capital asset as at 31 December 2011.

Operating Revenues

The Group’s operating revenue increased by RMB13,900 million or 18.2% from RMB76,495 million in 2010 to RMB90,395 million in 2011.

Traffic revenue accounted for 96.5% and 96.9% of total operating revenue in 2011 and 2010, respectively. Passenger revenue and cargo and mail revenue accounted for 93.4% and 6.6% respectively of the total traffic revenue in 2011. The other operating revenue is mainly derived from commission income, hotel and travel services income, fees charged for ground services rendered to other Chinese airlines, income from expired sales in advance of carriage and aircraft wet lease income.

The increase in operating revenue was primarily due to an 18.6% increase in passenger revenue from RMB68,704 million in 2010 to RMB81,492 million in 2011. The total number of passengers carried increased by 5.5% to 80.68 million passengers in 2011. RPKs increased by 9.9% from 111,328 million in 2010 to 122,344 million in 2011, primarily as a result of the increase in number of passengers carried. Passenger yield per RPK increased from RMB0.62 in 2010 to RMB0.67 in 2011.

Domestic passenger revenue, which accounted for 83.7% of the total passenger revenue in 2011, increased by 17.3% from RMB58,155 million in 2010 to RMB68,222 million in 2011. Domestic passenger traffic in RPKs increased by 6.0%, while passenger capacity in ASKs increased by 2.6%, resulting in an increase in passenger load factor by 2.6 percentage points from 80.1% in 2010 to 82.7% in 2011. Domestic passenger yield per RPK increased from RMB0.62 in 2010 to RMB0.68 in 2011, mainly resulted from the increase of domestic passenger revenue and fuel surcharge income during the year.

Hong Kong, Macau and Taiwan passenger revenue, which accounted for 2.3% of total passenger revenue, increased by 20.6% from RMB1,521 million in 2010 to RMB1,834 million in 2011. For Hong Kong, Macau and Taiwan flights, passenger traffic in RPKs increased by 16.4%, while passenger capacity in ASKs increased by 17.0%, resulting in a decrease in passenger load factor by 0.3 percentage points from 76.0% in 2010 to 75.7% in 2011. Passenger yield per RPK increased from RMB0.85 in 2010 to RMB0.88 in 2011, mainly resulted from the increase of Hong Kong, Macau and Taiwan passenger revenue.

International passenger revenue, which accounted for 14.0% of total passenger revenue, increased by 26.7% from RMB9,028 million in 2010 to RMB11,436 million in 2011. For international flights, passenger traffic in RPKs increased by 32.6%, while passenger capacity in ASKs increased by 34.1%, resulting in a 0.9 percentage points decrease in passenger load factor from 74.8% in 2010 to 73.9% in 2011. Passenger yield per RPK decreased from RMB0.58 in 2010 to RMB0.56.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Cargo and mail revenue, which accounted for 6.6% of the Group’s total traffic revenue and 6.4% of total operating revenue, increased by 6.0% from RMB5,436 million in 2010 to RMB5,760 million in 2011. The increase was attributable to the increase in cargo traffic volume and fuel surcharge income.

Other operating revenue increased by 33.5% from RMB2,355 million in 2010 to RMB3,143 million in 2011. The increase was primarily due to the general growth in income from various auxiliary operations.

Operating Expenses

Total operating expenses in 2011 amounted to RMB87,063 million, representing an increase of 23.2% or RMB16,374 million over 2010, primarily due to the total effect of increases in jet fuel costs, landing and navigation fees, maintenance expenses and other operating costs. Total operating expenses as a percentage of total operating revenue increased from 92.4% in 2010 to 96.3% in 2011.

Flight operations expenses, which accounted for 55.5% of total operating expenses, increased by 25.3% from RMB38,593 million in 2010 to RMB48,344 million in 2011, primarily as a result of increase in jet fuel costs because of greater consumption of jet fuel and increase in average fuel prices. Jet fuel costs, which accounted for 67.6% of flight operations expenses, increased by 39.1% from RMB23,492 million in 2010 to RMB32,675 million in 2011.

Maintenance expenses, which accounted for 8.7% of total operating expenses, increased by 34.8% from RMB5,586 million in 2010 to RMB7,531 million in 2011. The increase was mainly due to the increase in number of engines repaired and routine maintenance during the year.

Aircraft and traffic servicing expenses, which accounted for 14.2% of total operating expenses, increased by 12.5% from RMB10,968 million in 2010 to RMB12,337 million in 2011. The increase was primarily due to an 8.1% rise in landing and navigation fees from RMB7,792 million in 2010 to RMB8,426 million in 2011, resulted from the increase in number of flights.

Promotion and sales expenses, which accounted for 7.5% of total operating expenses, increased by 18.2% from RMB5,555 million in 2010 to RMB6,568 million in 2011.

General and administrative expenses, which accounted for 3.2% of the total operating expenses, increased by 23.9% from RMB2,266 million in 2010 to RMB2,807 million in 2011.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Impairment on property, plant and equipment increased by RMB372 million from RMB212 million in 2010 to RMB584 million in 2011.

Depreciation and amortisation, which accounted for 8.8% of total operating expenses, increased by 8.8% from RMB7,065 million in 2010 to RMB7,689 million in 2011, mainly due to the additional depreciation charges on aircraft delivered in 2011.

Operating Profit

Operating profit of RMB4,353 million was recorded in 2011 (2010: RMB6,282 million). The decrease in profit was mainly due to the net effect of increase in operating revenue by RMB13,900 million or 18.2% in 2011 and increase in operating expenses by RMB16,374 million or 23.2%.

Other Net Income

Other net income increased by RMB545 million from RMB476 million in 2010 to RMB1,021 million in 2011, mainly due to the increase of government grants and gain on disposal of aircraft.

Interest expense decreased by RMB198 million from RMB1,265 million in 2010 to RMB1,067 million in 2011 was mainly due to the decrease in weighted average bank and other loans balances during the year.

Net exchange gain of RMB2,755 million was recorded in 2011, an increase of RMB1,009 million from RMB1,746 million in 2010, mainly due to Renminbi appreciated significantly against US dollar in 2011.

Income Tax

Income tax expense of RMB840 million was recorded in 2011, the decrease by RMB837 million from RMB1,677 million in 2010, mainly due to the utilisation of unrecognised deductible temporary differences and unused tax losses balance brought forward from prior years and the recognition of deductible temporary differences in 2011.

Employees

As at 31 December 2011, the Group had an aggregate of 71,696 employees (2010: 65,085).

The emolument policy for the employees of the Group is principally set up by the Board on the basis of their merit, qualifications, competence and the Group’s operating results.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

On 30 November 2011, the Company’s General Meeting approved the “H Share Appreciation Rights Scheme of China Southern Airlines Company Limited” with an aim to provide medium to long term incentive to certain Directors, senior management, managerial personnel and key technical of the Company and promote the continuous development of the business of the Group.

Major Charge on Assets

As at 31 December 2011, certain aircraft of the Group with an aggregate carrying value of approximately RMB53,062 million (2010: certain aircraft and advance payments for aircraft of RMB49,063 million) were mortgaged under certain loans or certain lease agreements.

Foreign currency risk

The Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People’s Bank of China or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as substantially all of the Group’s obligations under finance leases, bank and other loans and operating lease commitments are denominated in foreign currencies, principally US dollars and Singapore dollars. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorised banks.

Jet fuel price risk

The Group is required to procure a majority of its jet fuel domestically at PRC spot market prices. There are currently no effective means available to manage the Group’s exposure to the fluctuations in domestic jet fuel prices. However, according to a pricing mechanism that was jointly introduced by the National Development and Reform Commission and the Civil Aviation Administration of China in 2009, which allows certain flexible levy of fuel surcharge linked to the jet fuel price, airline companies may, within a prescribed scope, make its own decision as to fuel surcharges for domestic routes and the pricing structure. The pricing mechanism, to a certain extent, reduces the Group’s exposure to fluctuation in jet fuel price.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Contingent Liabilities

(a)	The Group leased certain properties and buildings from CSAHC which located in Guangzhou, Wuhan and Haikou, etc. However, such properties and buildings lack adequate documentation evidencing CSAHC’s rights thereto.

Pursuant to the indemnification agreement dated 22 May 1997 between the Group and CSAHC, CSAHC has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group’s right to use the certain properties and buildings.

(b)	The Company and its subsidiary, Xiamen Airlines, entered into agreements with its pilot trainees and certain banks whereby, the Company and Xiamen Airlines provided guarantees on personal bank loans amounting up to RMB395 million (2010:RMB250 million) that can to be drawn by the pilot trainees to finance their respective flight training expenses. As at 31 December 2011, an aggregate of personal bank loans of RMB293 million (2010:RMB151 million), under these guarantees, were drawn down from the banks. During the year, the Group has made repayments of RMB4 million (2010:RMB2 million) due to the default of payments of certain pilot trainees.

(c)	The Company received a claim on 11 July 2011 from an overseas entity (the “claimant”) against the Company for the alleged breach of certain terms and conditions of an aircraft sale agreement. The claimant has made a claim against the Company for an indemnity of USD46 million or for the refund of the down payments of USD12 million, and the interest thereon which is calculated in accordance with Clause 35A, United Kingdom Supreme Court Act 1981. The claim is still being investigated and the directors are of the opinion that the claim is without merit and the Company has involved its legal advisor to defend the claim and filed a defense to the claimant declining all the claims and made a counter claim for an indemnity of around USD34 million caused by the claimant’s non-execution of the aircraft sale agreement. The Directors are of the opinion that an outflow of resource embodying economic benefits is not probable to occur.

APPENDIX II	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTERESTS OF DIRECTORS AND SUPERVISORS

As at the Latest Practicable Date, none of the Directors, chief executive or Supervisors and their respective associates had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of SFO (including interests or short positions which were taken or deemed to have under such provisions of the SFO), or were required to be recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Issuers in Appendix 10 of the Listing Rules. None of the Directors, chief executive or Supervisors of the Company and their respective associates (as defined in the Listing Rules) has any competing interests which would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder of the Company.

3.	SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as was known to the Directors, chief executive and Supervisors of the Company, the interests and short positions of the following persons (other than the Directors, chief executive or Supervisors of the Company) in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group, or had any option in respect of such capital are set out below:

							% of the total
					% of the total	% of the total	issued share
Name of		Type of	Number of Shares		issued A	issued H	capital of the
shareholder	Capacity	Share	held		Shares	Shares	Company

CSAHC (Note)	Beneficial owner	A Share	4,190,993,140	(L)	59.67%	–	42.69%

	Interest in controlled corporation	H Share	1,064,770,000	(L)	–	38.10%	10.85%

		Total	5,255,763,140	(L)	–	–	53.53%

APPENDIX II	GENERAL INFORMATION

% of the total
					% of the total	% of the total	issued share
Name of		Type of	Number of Shares		issued A	issued H	capital of the
shareholder	Capacity	Share	held		Shares	Shares	Company

Nan Lung Holding Limited (“Nan Lung”) (Note)	Beneficial Owner	H Share	1,064,770,000	(L)	–	38.10%	10.85%
Interest in controlled corporation

Note:	CSAHC was deemed to be interested in an aggregate of 1,064,770,000 H Shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 31,120,000 H Shares were directly held by Yazhou Travel Investment Company Limited (representing approximately 1.11% of its then total issued H Shares) and 1,033,650,000 H Shares were directly held by Nan Lung (representing approximately 36.98% of its then total issued H Shares). As Yazhou Travel Investment Company Limited is also an indirect wholly-owned subsidiary of Nan Lung, Nan Lung was also deemed to be interested in the 31,120,000 H Shares held by Yazhou Travel Investment Company Limited.

As at the Latest Practicable Date, Mr. Si Xian Min, Mr. Wang Quan Hua, Mr. Yuan Xin An and Ms. Yang Li Hua were also senior management of CSAHC.

Save as disclosed above, as at the Latest Practicable Date, so far as was known to the Directors, chief executive and Supervisors of the Company, no other person (other than the Directors, chief executive or Supervisors of the Company) had an interest or short position in the Shares or underlying Shares under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group.

4.	MATERIAL LITIGATION

No member of the Group was engaged in any litigation or claims of material importance, and no such litigation or claim of material importance was known to the Directors to be pending or threatened by or against any members of the Group, as at the Latest Practicable Date.

5.	DIRECTORS’ AND SUPERVISORS’ INTERESTS

(a)	None of the Directors or Supervisors has any direct or indirect interest in any assets which have been, since 31 December 2013, the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to, or which are proposed to be acquired or disposed of by, or leased to, any member of the Group.

(b)	None of the Directors or Supervisors was materially interested in any contract or arrangement subsisting as at the Latest Practicable Date and which was significant in relation to the business of the Group.

APPENDIX II	GENERAL INFORMATION

6.	SERVICE CONTRACTS

None of the Directors has any existing or proposed service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

7.	MISCELLANEOUS

(a)	The joint company secretaries of the Company are Mr. Xie Bing and Dr. Liu Wei.

Mr. Xie Bing, aged 41, graduated from Nanjing University of Aeronautics and Astronautics, majoring in civil aviation management. He subsequently received a master degree of business administration, a master degree of international finance and an Executive Master of Business Administration (EMBA) degree from Jinan University, the University of Birmingham, Britain and Tsinghua University, respectively. Mr. Xie is a senior economist. Mr. Xie used to work in the Planning and Development Department, Company Secretary Office of the Company and General Office of CSAHC. He has been the Company Secretary of the Company since November 2007.

Dr. Liu Wei, aged 56, graduated from the Northwest University of China, the Chinese University of Political Science and Law, the University of Cambridge and the University of Hong Kong, with a bachelor in Chinese literature, a master degree in law and a PhD in Law respectively. He also completed his Common Professional Examination (CPE) with the Manchester University in England, as well as a Postgraduate Certificate in Laws (PCLL) with the University of Hong Kong. Dr. Liu is qualified to practice law in PRC, Hong Kong and England. He has extensive exposure in corporate finance and is a partner of DLA Piper Hong Kong.

(b)	The registered address of the Company is at 278 Ji Chang Road, Guangzhou, PRC and the principal place of business of the Company in Hong Kong is at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong.

(c)	The Hong Kong branch share registrar and transfer office of the Company is Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

8.	MATERIAL CONTRACTS

The following contracts had been entered into by the Group (not being contract entered into in the ordinary course of business) within the two years immediately preceding the date of this circular:

(a)	A subscription agreement dated 11 June 2012 was entered into between the Company and CSAHC, pursuant to which CSAHC conditionally agreed to subscribe and the Company conditionally agreed to allot and issue up to 487,804,878 new A Shares for an aggregate of not more than RMB2 billion, equivalent to the subscription price of RMB4.10 per new A Share after the adjustment. The subscription proposal lapsed on 9 August 2013.

APPENDIX II	GENERAL INFORMATION

(b)	An agreement dated 29 June 2012 was entered into between Xiamen Airlines Company Limited (“Xiamen Airlines”) and Southern Airlines Culture and Media Co., Ltd. (the “SACM”), a connected person of the Company, pursuant to which Xiamen Airlines agreed to sell and SACM agreed to purchase the 51% equity interests in Xiamen Airlines Media Co., Ltd. at the consideration of RMB 43.12 million.

(c)	A Boeing aircraft acquisition agreement (the “Aircraft Acquisition Agreement 1”) dated 3 August 2012, between Xiamen Airlines and the Boeing Company (“Boeing”), pursuant to which Xiamen Airlines agreed to acquire and Boeing agreed to sell 40 Boeing B737 series aircraft. The aggregate catalogue price of the 40 Boeing B737 aircraft is US$3.36 billion.

(d)	A joint venture agreement dated 24 September 2012 was entered between the Company and Henan Civil Aviation Development and Investment Co., Ltd. (the “Henan Aviation Investment”) for the establishment of a joint venture company with a total registered capital of RMB6 billion, which will be owned as 60% and 40% by the Company and Henan Aviation Investment, respectively.

(e)	An asset lease agreement (the “Asset Lease Agreement 1”) dated 25 September 2012 between the Company and CSAHC, pursuant to which CSAHC leases to the Company certain parcels of land, properties, and civil aviation structures and facilities at existing locations in Guangzhou, Haikou, Wuhan, Hengyang, Jingzhou (previously known as “Shashi”), Nanyang, Beijing, Shanghai, Changsha, Shenyang, Dalian, Harbin and Changchun (other than certain properties located in Harbin, Changchun, Dalian, Beijing and Shanghai and certain assets located in Nanyang) for a fixed term of three years, commencing from the 1 January 2012 to 31 December 2014. The annual rent payable by the Company to CSAHC under the Asset Lease Agreement 1 is RMB 35,924,400.

(f)	An aircraft sale agreement dated 26 September 2012, between Xiamen Airlines and Hebei Airlines, pursuant to which Xiamen Airlines agreed to sell and Hebei Airlines agreed to purchase one B737-800 Boeing aircraft at the consideration of approximately RMB256.8918 million.

(g)	An aircraft acquisition agreement (the “Aircraft Acquisition Agreement 2”) dated 5 December 2012, between the Company and the Airbus pursuant to which the Company agreed to acquire and the Airbus agreed to sell ten Airbus A330-300 aircraft. The catalogue price of one Airbus A330-300 aircraft is US$188 million.

APPENDIX II	GENERAL INFORMATION

(h)	A property management framework agreement (the “Property Management Framework Agreement 1”) dated 28 December 2012 for a term of three years from 1 January 2012 to 31 December 2014 between the Company and Guangzhou China Southern Airlines Property Management Company Limited (“GCSAPMC”), a wholly-owned subsidiary of CSAHC, pursuant to which the Company has renewed the appointment of GCSAPMC for provision of property management and maintenance services for the Company’s leased properties in the airport terminal, the base and the 110KV transformer substation at the new Baiyun International Airport (other than certain properties in the Company’s headquarter located in the old Baiyun Airport) to ensure the ideal working conditions of the Company’s production and office facilities and physical environment, and the normal operation of equipment. The annual agency fee payable by the Company to GCSAPMC under the Property Management Framework Agreement 1 is RMB32,750,400.

(i)	An airport property management framework agreement (the “Property Management Framework Agreement 2”) dated 11 January 2013 was entered between the Company and GCSAPMC to renew the property management at the old Baiyun Airport for a term of three years from 1 January 2012 to 31 December 2014, pursuant to which the Company has renewed the appointment of GCSAPMC for the provision of property management and maintenance services for the Company’s properties at the old Baiyun Airport and surrounding in Guangzhou. The annual agency fee payable by the Company to GCSAPMC under the Property Management Framework Agreement 2 is RMB22,250,000.

(j)	An asset lease agreement (the “Asset Lease Agreement 2”) dated 24 January 2013 between the Company and CSAHC, pursuant to which CSAHC agreed to lease to the Company certain lands, properties, facilities and structures at Nanyang Jiangying Airport for the period commencing from 1 January 2012 to 31 December 2012. The rent payable by the Company to CSAHC under the Asset Lease Agreement 2 is RMB 12,441,306.

(k)	A media services framework agreement dated 19 April 2013 between the Company and SACM for a term of three years from 1 January 2013 to 31 December 2015, pursuant to which the Company has appointed SACM to provide advertising agency services, production of in-flight TV and movie program agency services, channel publicity and production services, public relations services relating to recruitments of airhostess, and services relating to the distribution of newspapers and magazines. The maximum annual aggregate amount of the services fee payable by the Company to SACM shall not exceed RMB98 million, RMB105 million and RMB113 million for each of the financial years ending 31 December 2013, 2014 and 2015, respectively.

(l)	A catering services framework agreement dated 19 April 2013 for a term of three years from 1 January 2013 to 31 December 2015 between the Company and Shenzhen Air Catering Co., Ltd. (the “SACC”), a non wholly-owned subsidiary of CSAHC, pursuant to which SACC agrees to provide the in-flight lunch box, and order, supply, allot, recycle, store and install the in-flight supply with their respective services for the arrival and departure flights designated by the Group at the airport where SACC located at. The maximum annual aggregate amount of the services fee payable by the Company to SACC shall not exceed RMB100 million, RMB115 million and RMB132.5 million for each of the financial years ending 31 December 2013, 2014 and 2015, respectively.

APPENDIX II	GENERAL INFORMATION

(m)	An asset lease agreement (the “Asset Lease Agreement 3”) dated 19 April 2013 between the Company and CSAHC, pursuant to which CSAHC agreed to lease to the Company certain lands, properties, facilities and structures at Nanyang Jiangying Airport for the period commencing from for the period from 1 January 2013 to 31 December 2014. The annual rent payable by the Company to CSAHC under the Asset Lease Agreement 3 is RMB 30,259,100.

(n)	A supplemental agreement dated 19 April 2013 to the import and export agency framework agreement dated 28 January 2011 entered into between the Company and Southern Airlines (Group) Import and Export Trading Company (“SAIETC”) to revise the maximum annual service fee payable by the Company to SAIETC for the period from 1 January 2013 to 31 December 2013 from RMB97.2 million to RMB160 million.

(o)	A passenger and cargo sales agency services framework agreement dated 8 November 2013 entered into between the Company and China Southern Airlines Group Passenger and Cargo Agent Company Limited (“PCACL”), a wholly-owned subsidiary of CSAHC, pursuant to which PCACL agrees to provide the (1) domestic and international air ticket sales agency services; (2) domestic and international airfreight forwarding sales agency services; (3) chartered flight and pallets sales agency services; (4) internal operation services for the inside storage area (these services include the areas in Guangzhou, Beijing and Shanghai, etc); and (5) delivery services for the outside storage area to the Group. The maximum annual aggregate amount of the services fee payable by the Company to PCACL under the Sales Agency Services Framework Agreement for each of the three years ending 31 December 2016 shall not exceed RMB250 million.

(p)	A financial services agreement (the “Financial Services Agreement”) dated 8 November 2013 between the Company and Southern Airlines Group Finance Company Limited (the “Finance Company”), a non wholly-owned subsidiary of CSAHC which is owned as to approximately 66% by CSAHC and its wholly-owned subsidiary and 34% by the Company together with its four subsidiaries, pursuant to which the Finance Company agreed to provide various financial services to the Group for a period of three years. The maximum daily balance of deposits (including the corresponding interests thereon) placed by the Group at any time during the life of the Financial Services Agreement shall not exceed the cap which is set at RMB6 billion on any given day. In respect of the other financial services to be provided by the Finance Company to the Group, the total fees payable by the Group to the Finance Company shall not exceed RMB5 million for each of the three years ending 31 December 2016.

(q)	An agreement supplemental dated 31 December 2013 to the Property Management Framework Agreement 2, pursuant to which the parties have agreed to revise the services fee in relation to provision of property management and maintenance services by CSAGPMC for the Company’s several properties at the old Baiyun Airport and surrounding in Guangzhou from RMB22,250,000 per annum to RMB27,300,000 per annum.

APPENDIX II	GENERAL INFORMATION

(r)	An agreement supplemental dated 31 December 2013 to the Property Management Framework Agreement 1, pursuant to which the parties have agreed to revise the services fee in relation to the provision of property management and maintenance services by CSAGPMC for the Company’s leased properties at the airport terminal, the base and the 110KV transformer substation at the new Baiyun International Airport from RMB32,750,000 per annum to RMB42,700,000 per annum.

(s)	An import and export agency framework agreement (the “Import and Export Agency Framework Agreement”) dated 9 January 2014 between the Company and SAIETC, a wholly-owned subsidiary of CSAHC, pursuant to which SAIETC agrees to provide the (1) import and export services of aircraft, aircraft engines, flight equipment, aircraft simulator, special vehicles for airline use, communication and navigation facilities, ground facilities, computer software and etc., and the relevant lease services; (2) customs clearance services; (3) customs declaration and inspection services, and the relevant storage, transportation and insurance agency services; and (4) tendering and agency services to the Group. The maximum annual aggregate amount of the services fee payable by the Company to SAIETC under the Import and Export Agency Framework Agreement for each of the three years ending 31 December 2016 shall not exceed RMB160 million.

(t)	A property lease agreement (the “Property Lease Agreement”) dated 9 January 2014 between the Company and CSAHC, pursuant to which CSAHC agreed to lease certain properties, facilities and other infrastructure located in various cities such as Guangzhou, Shenyang, Dalian, Harbin, Xinjiang, Changchun, Beijing and Shanghai held by CSAHC or its subsidiaries to the Company for office use related to the civil aviation business development. The maximum annual aggregate amount of rent payable by the Company to CSAHC under the Property Lease Agreement for each of the three years ending 31 December 2016 shall not exceed RMB 40,114,700.

(u)	A land lease agreement (the “Land Lease Agreement”) dated 9 January 2014 between the Company and CSAHC, pursuant to which CSAHC agreed to lease certain lands located in Xinjiang, Harbin, Changchun, Dalian and Shenyang by leasing the land use rights of such lands to the Company for the purposes of civil aviation and related businesses of the Company. The maximum annual aggregate amount of rent payable by the Company to CSAHC under the Property Lease Agreement for each of the three years ending 31 December 2016 shall not exceed RMB 63,582,200.

(v)	The Airbus Aircraft Acquisition Agreement.

APPENDIX II	GENERAL INFORMATION

9.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the principal place of business of the Company in Hong Kong at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong up to and including 26 June 2014:

(a)	Articles of Association;

(b)	the material contracts referred to in the paragraph headed “Material Contracts” in this Appendix; and

(c)	the 2013, 2012 and 2011 Annual Reports.

The Company has applied a waiver for the Acquisition from strict compliance with Rule 14.58(4), Rule 14.66(10) of and Appendix 1B paragraph 43(2)(b) to the Listing Rules from the Stock Exchange, so that only the redacted version of Aircraft Acquisition Agreement 1, Aircraft Acquisition Agreement 2 and Airbus Aircraft Acquisition Agreement will be available for inspection by the public. Information in relation to the actual consideration will not be disclosed in the aforesaid aircraft acquisition agreements.

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

Reference is made to the Notice of Annual General Meeting dated 23 April 2014 of China Southern Airlines Company Limited (the “Company”). The annual general meeting (the “AGM”) of the Company will be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC on Thursday, 26 June 2014 at 2:30 p.m.

An additional proposal has been proposed by the Board to be submitted to AGM for approval by the shareholders of the Company. After careful deliberation and discussion, the Board resolved unanimously to approve the additional proposal to be submitted to the AGM for review. The format and procedure for the proposed submission of additional resolutions were in compliance with the provisions of the Company Law and the articles of association of the Company (the “Articles of Association”).

SUPPLEMENTAL NOTICE is hereby given that the AGM will be held as originally scheduled and will consider and, if thought fit, approve the following resolution as an ordinary resolution, in addition to the resolutions as set out in the Notice of Annual General Meeting dated 23 April 2014. Unless otherwise indicated, capitalised terms used herein have the same meanings as those defined in the circular of the Company dated 23 May 2014 (the “Circular”):

AS ORDINARY RESOLUTION

To consider and, if thought fit, approve the following resolution as ordinary resolution:

9.	to consider and approve the acquisition of 80 new Airbus aircraft from Airbus S.A.S. by the Company.

By Order of the Board of
CHINA SOUTHERN AIRLINES COMPANY LIMITED
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

23 May 2014

As at the date of this notice, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Li Shao Bin as executive Directors; and Wei Jin Cai, Ning Xiang Dong, Liu Chang Le and Tan Jin Song as independent non-executive Directors.

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

Notes:

1.	Save for the inclusion of the newly proposed resolution, there are no other changes to the resolutions set out in the notice of the AGM dated 23 April 2014. Please refer to the notice of the AGM for the other resolutions to be passed at the AGM and other relevant matter.

2.	Since the proxy form sent together with the circular dated 23 April 2014 (the “First Proxy Form”) does not contain the proposed additional resolution as set out in this supplemental notice of AGM, a new proxy form (the “Second Proxy Form”) has been prepared and is enclosed with this supplemental notice of AGM.

3.	The Second Proxy Form for use at AGM is enclosed and is also published on the websites of The Stock Exchange of Hong Kong Limited (http://www.hkexnews.hk) and the Company (http://www.csair.com). Whether or not you intend to attend the AGM, you are requested to complete and return the enclosed Second Proxy Form in accordance with the instructions printed thereon no later than 24 hours before the time fixed for holding the AGM or any adjournment thereof (as the case may be).

4.	A shareholder who has not yet lodged the First Proxy Form with the Company’s H Share registrar – Hong Kong Registrars Limited is requested to lodge the Second Proxy Form if he or she wishes to appoint proxies to attend the AGM on his or her behalf. The Company’s H Share registrar – Hong Kong Registrars Limited is at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong. In this case, the First Proxy Form should not be lodged with the Company’s H Share registrar.

5.	A shareholder who has already lodged the First Proxy Form with the Company’s H Share registrar should note that:

(i)	If no Second Proxy Form is lodged with the Company’s H Share registrar, the First Proxy Form will be treated as a valid proxy form lodged by him or her if correctly completed. The proxy so appointed by the shareholder will also be entitled to vote at his or her discretion or to abstain from voting on any resolutions properly put to the AGM other than those referred to in the notice convening the AGM and the First Proxy Form, including the additional proposed resolution as set out in this supplemental notice of AGM.

(ii)	If the Second Proxy Form is lodged with the Company’s H Share registrar at or before 2:30 p.m. on Wednesday, 25 June 2014, the Second Proxy Form will revoke and supersede the First Proxy Form previously lodged by him or her. The Second Proxy Form will be treated as a valid proxy form lodged by the shareholder if correctly completed.

(iii)	If the Second Proxy Form is lodged with the Company’s H share registrar after 2:30 p.m. on Wednesday, 25 June 2014, the Second Proxy Form will be invalid. It will not revoke the First Proxy Form previously lodged by the shareholder. The First Proxy Form will be treated as a valid proxy form lodged by him or her if correctly completed. The proxy so appointed by the shareholder will also be entitled to vote at his or her discretion or to abstain from voting on any resolutions properly put to the AGM other than those referred to in the notice convening the AGM and the First Proxy Form, including the additional proposed resolution as set out in this supplemental notice of AGM.

6.	Shareholders are reminded that completion and delivery of the First Proxy Form and/or the Second Proxy Form will not preclude shareholders from attending and voting in person at the AGM or at any adjourned meeting should they so wish.

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